UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report
Pursuant to Section 15(d)of
the Securities Exchange Act of 1934
(Mark One)

☑	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 For the Fiscal year ended September 30, 2006.
Or

☐	Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 For the transition period from to .
Commission file number: 0-21018(Tufco Technologies, Inc.)
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Tufco Technologies, Inc. 3161 South Ridge Road Green Bay, WI 54305

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Financial Statements and Supplemental Schedule
Years Ended September 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm
Plan Administrator
Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Green Bay, Wisconsin
We have audited the accompanying statements of net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2006 and 2005, and the statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan as of September 30, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.
Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Wipfli LLP
March 26, 2007
Green Bay, Wisconsin

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Statements of Net Assets Available for Benefits
September 30, 2006 and 2005

	2006	2005

Assets

Cash	$3,967	$224
Investments	7,318,610	7,252,206

Contribution receivables:
Participant	3,064	2,778
Employer	2,293	748

Total contribution receivables	5,357	3,526

Net assets available for benefits	$7,327,934	$7,255,956

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2006 and 2005

	2006	2005

Additions to net assets attributed to:
Net appreciation in fair value of investments	$665,447	$615,686

Contributions:
Participant	582,676	582,443
Employer	162,677	164,847
Rollover	58,851	41,080

Total contributions	804,204	788,370

Total additions	1,469,651	1,404,056

Deductions from net assets attributed to:
Benefits paid to participants	1,371,520	451,139
Administrative expenses	26,153	15,464

Total deductions	1,397,673	466,603

Net additions	71,978	937,453
Net assets available for benefits at beginning	7,255,956	6,318,503

Net assets available for benefits at end	$7,327,934	$7,255,956

See accompanying notes to financial statements.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description

The following description of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Tufco Technologies, Inc. (the “Company”) who have been employed by the Company for six consecutive calendar months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an officer of the Company.

Contributions

Participants are allowed to contribute up to 100% of annual compensation, as defined by the Plan, subject to other limitations required by law. The Plan allows participants to roll over distributions from other retirement plans. Tufco Technologies, Inc., the Plan’s sponsor, matches contributions of 40% of the first 6% of the participant’s elective deferral. Rollovers are not matched. In addition, the Company has the option of making a discretionary profit sharing contribution each year. No such contribution was made in 2006 and 2005.

Participants’ Accounts

All investments in participants’ accounts are participant-directed. The Plan allows participants to select from a variety of investment options with a mix of money market accounts, equity funds, corporate bond funds, and Tufco Technologies, Inc. common stock.

Participants’ accounts are credited with an allocation of the Company’s profit sharing contribution (based on participants’ compensation and excess compensation), their contribution, the employer’s matching contribution, and plan earnings (based on investment options and account balances).

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Vesting

The employer’s profit sharing contributions and matching contributions and related earnings become 20% vested after one year of credited service. The vesting percentage increases an additional 20% each year thereafter, with 100% vesting after five years of credited service. Employee contributions and related earnings are vested upon deposit in the Plan.

Forfeitures

Nonvested benefits are forfeited throughout the year. Forfeited amounts are used to pay plan administrative expenses. Any remaining forfeited amounts are allocated to qualifying participants as if they were additional employer contributions.

Expenses of the Plan

A portion of the administrative expenses charged by the plan administrator, investment advisory fees, and other expenses incurred in conjunction with the Plan are paid out of plan assets. Tufco Technologies, Inc., the Plan’s sponsor, pays for the fidelity insurance premiums covering the Plan and a portion of the administrative expenses of the Plan.

Participant Loans

Participants may borrow from their fund accounts. Loans may be made up to the lesser of $50,000 or one-half of the participant account balance, with a $1,000 minimum. Loan terms range from one to five years unless the loan qualifies as a home loan. The loans are secured by the balance in the participant’s account and bear interest at the prime rate as of the first of the month in which the loan was originated plus 1%. Interest rates on existing loans range from 5.0% to 9.25%. Principal and interest are paid ratably through payroll deductions.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 1	Plan Description (Continued)

Plan Benefits

Plan benefits are available at normal retirement, disability retirement, death, or termination of employment with vested interests.

Participants may elect to receive benefit payments in the form of an installment or lump-sum distribution.

Plan Termination

The Company intends to continue the Plan indefinitely; however, it reserves the right to terminate the Plan at any time. In the event of termination, all amounts credited to a participant’s account become 100% vested and will be distributed to the participant in accordance with the Plan’s provisions.

Note 2	Summary of Significant Accounting Policies

Method of Accounting

The accounting records of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan are presented on the accrual basis of accounting.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 2	Summary of Significant Accounting Policies (Continued)

Investment Valuation

Investments are stated at current market value as determined by the trustee of the Plan. Money market funds and participant loans are stated at cost, which approximates fair value. Pooled separate accounts are comprised of mutual funds that are carried at current value, which represents the quoted market values of the underlying investments. The fair value of common stocks and other investments are based on published market prices on the last business day of the plan year. All investments are held in bank and insurance company-administered trust funds.

Unrealized appreciation or depreciation is reflected for the year in the statement of changes in net assets available for benefits. Gains or losses on security transactions are recorded as the difference between proceeds received and the carrying value of investments.

Note 3	Investments

The following is a schedule of investments that individually represent 5% or more of the Plan’s net assets at September 30:

	2006		2005

	Asset Fair	Percent of	Asset Fair	Percent of
	Value	Net Assets	Value	Net Assets

The Hartford Fixed Account Fund	$610,384	8.3	$567,091	7.8
Tufco Technologies, Inc. Common Stock	457,836	6.2	375,184	5.2
Investment Co. of America	0	0.0	554,366	7.6
Growth Fund of America	696,531	9.5	717,352	9.9
Van Kampen Growth & Income Fund	496,151	6.8	0	0.0
Lord Abbett Mid-Cap Value Fund	0	0.0	1,165,605	16.1
Goldman Sachs Government Income Fund	0	0.0	501,633	6.9
Lord Van Kampen Equity Income Fund	456,361	6.2	503,834	6.9
Capital Income Builder Fund	727,252	9.9	890,102	12.3
Eaton Vance Large-Cap Value	666,401	9.1	0	0.0
Goldman Sachs Mid-Cap Value	930,883	12.7	0	0.0
Franklin Income	535,294	7.3	0	0.0

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 3	Investments (Continued)

During 2006 and 2005, the Plan’s investments (including investments bought or sold during the year as well as those held at year-end) appreciated (depreciated) by type as follows:

	2006	2005

Pooled Separate Accounts	$636,495	$707,177
Common Stock	28,952	(91,491)

Net Appreciation	$665,447	$615,686

Note 4	Transactions With Related Party

Tufco Technologies, Inc. serves as the sponsor of the Plan. The Plan had the following transactions with Tufco Technologies, Inc.:

	2006	2005

Purchases of stock:
Number of shares	11,760	14,152
Value of shares on transaction dates	$80,636	$98,603

Sales of stock:
Number of shares	4,280	3,154
Value of shares on transaction dates	$26,821	$21,585
     At September 30, 2006 and 2005, the Plan held 67,033 shares and 59,553 shares, respectively, of Tufco Technologies, Inc. common stock.

Note 5	Tax-Exempt Status of the Plan

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service as of February 3, 2005. The plan administrator believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Notes to Financial Statements

Note 6	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Tufco Technologies, Inc. Profit Sharing,
Savings, and Investment Plan
Plan’s EIN #39-1210798 Plan #001
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
September 30, 2006

Description of Investment Including
Identity of Issue, Borrower,	Maturity Date, Rate of Interest,			Current
Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

The Hartford Fixed Account*	530,249.1688 shares – Money Market Fund	$	N/R	$610,384

Tufco Technologies, Inc.*	67,033.0000 shares – Common Stock		N/R	457,836

Growth Fund of America*	53,949.5184 shares – Pooled separate account		N/R	696,531
MFS International New Discovery*	5,248.2377 shares – Pooled separate account		N/R	84,899
Eaton Vance Large-Cap Value*	46,280.9567 shares – Pooled separate account		N/R	666,401
Lord Van Kampen Equity Income Fund*	36,994.5032 shares – Pooled separate account		N/R	456,361
Federated Kaufmann Fund*	18,160.8612 shares – Pooled separate account		N/R	240,063
Goldman Sachs Mid-Cap Value*	70,790.1402 shares – Pooled separate account		N/R	930,883
Franklin Income*	41,488.9061 shares – Pooled separate account		N/R	535,294
Franklin Total Return*	7,938.5658 shares – Pooled separate account		N/R	88,680
Mutual Discovery*	18,734.9687 shares – Pooled separate account		N/R	285,657
Oppenheimer Small & Mid-Cap Value*	12,672.2783 shares – Pooled separate account		N/R	190,300
Hartford Growth Allocation*	251.6669 shares – Pooled separate account		N/R	3,144
The Hartford Growth Opps*	23,020.7438 shares – Pooled separate account		N/R	308,331
Hartford Income Allocation*	745.9754 shares – Pooled separate account		N/R	8,025
Goldman Sachs Small-Cap Value Fund*	11,258.5756 shares – Pooled separate account		N/R	140,861
Capital Income Builder Fund*	53,050.8312 shares – Pooled separate account		N/R	727,252
Van Kampen Growth & Income Fund*	38,679.0739 shares – Pooled separate account		N/R	496,151
Europac Growth Opportunity Fund*	12,207.6980 shares – Pooled separate account		N/R	192,790

	Total pooled separate accounts			6,051,623

Participant Loans	5.0% to 9.25% notes maturing over the next five years		0	198,767

	Total assets (held at end of year)			$7,318,610

*	Party-in-interest

N/R	— Cost information is not required for participant-directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TUFCO TECHNOLOGIES, INC PROFIT SHARING, SAVINGS, AND INVESTMENT PLAN
BY:	TUFCO TECHNOLOGIES, INC.
Plan Administrator

BY:	/s/ Michael B. Wheeler
Michael B. Wheeler,
Executive Vice President, Chief Financial Officer And Chief Operating Officer March 26, 2007

Consent of Independent Auditors
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-114067) pertaining to Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan of our report dated March 26, 2007, with respect to the financial statements and schedule of Tufco Technologies, Inc. Profit Sharing, Savings, and Investment Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2006.
Wipfli LLP
March 26, 2007
Green Bay, Wisconsin